Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

December 22, 2022

VIA EDGAR

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Registration Statement on Form N-14 for Eaton Vance Tax-Managed Buy-Write
Opportunities Fund (File No.: 333-268498)

Dear Mr. Rosenberg:

This letter responds to comments provided by you on December 16, 2022 to the undersigned via telephone in connection with your review of the Proxy Statement and Registration Statement on Form N-14 filed on November 21, 2022 (Accession No. 0000940394-22-001433) (the “Registration Statement”) with respect to the proposed reorganization of the Eaton Vance Tax-Managed Buy-Write Strategy Fund (the “Acquired Fund”) with and into the Eaton Vance Tax-Managed Buy-Write Opportunities Fund (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”).

We have reproduced the comments below and immediately thereafter provided the Funds’ responses. Responses will be reflected in a pre-effective amendment to the Registration Statement (the “Amendment”). We request that the Staff review the Amendment as promptly as possible and contact the undersigned at its earliest possible convenience if the Staff has any further comments. The Registrant seeks effectiveness of the Amendment no later than December 30, 2022. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

  Comment: The Registration Statement discloses cost savings as one of the reasons for the Reorganization. Please ensure that any disclosure of cost savings clearly describes that the cost savings will only be achieved after payment of allocated Reorganization costs. Please update throughout the document.

Response: The Amendment will reflect the requested revisions.

  Comment: Please confirm and disclose which Fund will be the accounting survivor following the Reorganization.

Response: The Funds confirm, and the Amendment will disclose, that the Acquiring Fund will be the accounting survivor following the Reorganization.

  Comment: To the extent the Acquired Fund’s portfolio repositioning is directly related to the Reorganization and not in the ordinary course of business, the Registration Statement should include disclosure of the quantity, cost, and tax effects of such portfolio repositioning, and whether such repositioning is forced or planned. Specifically with respect to quantity, the Registration Statement should disclose an estimate of the amount (as a percentage of the Acquired Fund’s portfolio) of targeted securities that will be sold. With respect to cost, the Registration Statement should disclose the costs (in dollars and basis points) of portfolio repositioning, including brokerage costs incurred to sell or repurpose portfolio securities. With respect to tax effects, the Registration Statement should disclose the tax effects of portfolio repositioning, including any expected capital gains distributions (in total dollars and on a per share basis) resulting from the generation of capital gains due to sales of target portfolio securities. Please apply this comment throughout the document.

Response: The Amendment will reflect the requested revisions.

With respect to tax effects, the Adviser does not believe the repositioning will require distribution of any capital gains to Acquired Fund shareholders. As a result, in lieu of total dollar figure / per share basis disclosure of resultant tax effects, the “Reorganization Trading Costs” sub-section will be revised with respect to tax effects as follows (additions in bold):

“Because Acquired Fund is expected to have sufficient capital loss carry forwards to offset the impact of this repositioning, the repositioning is not expected to impact pre-Reorganization Acquired Fund shareholders’ tax liabilities (i.e., repositioning itself is not expected to result in associated capital gains distributions). However, the use of any such carry forwards for this purpose would reduce the total capital loss carry forwards available to Acquiring Fund following the Reorganization.”

  Comment: According to the Acquiring Fund’s unaudited financial statements for the fiscal period ended June 30, 2022, the Acquiring Fund had $63 million in deferred capital losses as of December 31, 2021. Please explain why the table showing projected capital loss carryforwards for the Acquiring Fund reflects $0.

Response: Note 2 to the Acquiring Fund’s financial statements for the period ended December 31, 2021 states that “[a]t December 31, 2021, the Fund, for federal income tax purposes, had deferred capital losses of $63,214,150….” In connection with preparing the Registration Statement, Eaton Vance Management (the “Adviser”) re-calculated this figure as of September 30, 2022. Based on that recalculation, it was determined that the Acquiring Fund had utilized (or was projected to have utilized) such prior outstanding capital loss carry forwards to offset gains. This capital loss carryforward utilization is consistent with the Acquiring Fund’s tax management strategy.

  Comment: Please confirm and disclose that the figures shown in footnote 2 of the Fees and Expenses for Shareholders of the Funds table are annualized.

Response: The Amendment will reflect the requested revision.

  Comment: Please revise footnote 4 of the Fees and Expenses for Shareholders of the Funds table to indicate that Other Expenses are estimated for the Funds’ current fiscal year ending December 31, 2022.

Response: The Amendment will reflect the requested revision.

  Comment: Footnote 5 of the Fees and Expenses for Shareholders of the Fund table references an expense reimbursement arrangement with respect to the Acquired Fund. Please disclose whether such reimbursed expenses are subject to recapture by the Adviser. If so, please confirm that the expenses subject to recapture will not be carried over to the Acquiring Fund post-Reorganization.

Response: The Adviser is not entitled to recapture from the Acquired Fund any expenses previously reimbursed under the expense reimbursement arrangement. The Amendment will reflect the requested revision.

  Comment: Please add an adjustments column in the Capitalization table to reflect the costs of the Reorganization and the share adjustments depicting the issuance of shares of the Acquiring Fund in exchange for the Acquired Fund’s shares. Please include a note explaining the adjustment.

Response: The Amendment will reflect the requested revisions.

  Comment: Please update the table in the Dividends and Distributions section as appropriate.

Response: The Amendment will reflect the requested revisions.

  Comment: The Expenses of the Reorganization section states that expenses will be borne by the Acquired Fund. Elsewhere in the document it states that expenses of the Reorganization will be split 50% by the Acquired Fund and 50% by the Adviser. Please explain and correct the disclosure as necessary.

Response: The Amendment will reflect the correct disclosure throughout, stating that expenses of the Reorganization will be split 50% by the Acquired Fund and 50% by the Adviser.

  Comment: Please update the Ownership of Shares section as appropriate.

Response: The Amendment will reflect the requested revisions.

  Comment: In the Supplemental Financial Information section, where there is portfolio repositioning, but it is not forced (i.e., not required in order to comply with the Acquiring Fund’s investment policies and restrictions), include a statement referencing such repositioning.

Response: The Amendment will reflect the requested revisions.

  Comment: Please be mindful of the timing of the auditor’s consent letter, which is currently dated November 18, 2022.

Response: An updated auditor’s consent letter will be filed with the Amendment.

  Comment: Please explain supplementally why it is in the best interests of the Acquired Fund shareholders to bear brokerage and portfolio transition costs rather than have the Adviser bear these costs. If the costs are de minimis, why shouldn’t the Adviser bear them?

Response: As described in the Registration Statement, the Funds each have a principal strategy to limit the overlap between their stock portfolio holdings and each of the S&P 500 and NASDAQ 100 to less than 70%, based on fair market value, on an ongoing basis (the “70% Restriction”). The brokerage and portfolio transition costs to be borne by the Acquired Fund in connection with its portfolio repositioning prior to the Reorganization are intended to avoid adverse tax consequences associated with violating the 70% Restriction that would otherwise result by combining the current stock portfolio holdings of the two Funds, which would result in the recognition of certain gains and losses. The total estimated trading costs are expected to be de minimis, and the incurrence of these costs in connection with the Reorganization is necessary for the Acquired Fund to realize the various benefits of the Reorganization described in the Registration Statement.

Taking into consideration the various benefits, including the reduction in expense ratio (among other factors), the Adviser reported to the Board of Trustees of Acquired Fund that it believed, and the Board of Trustees found, that the Acquired Fund’s participation in the Reorganization would be in the best interests of the Acquired Fund and its existing shareholders. Adviser is not aware of either (i) a standard industry practice for investment advisers to bear all brokerage and/or portfolio transition costs associated with a fund reorganization or (ii) an applicable regulatory requirement that each aspect of a fund reorganization proposal be implemented in a manner that is the most favorable to acquired fund or its shareholders, provided that the reorganization in its entirety is found to be in the fund’s and its shareholders’ best interests.

In light of the foregoing, the Adviser continues to believe that it is appropriate for Acquired Fund shareholders to bear the brokerage and portfolio transition costs incurred in connection with Acquired Fund’s pre-Reorganization portfolio repositioning.

  Comment: Please include in the body of the Registration Statement (rather than in a separate appendix) the disclosures required by Item 10.1.e of Form N-2 with respect to the Dividend Reinvestment Plan.

Response: The Amendment will reflect the requested revisions.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (857) 330-9333.

Sincerely,

/s/ Nicholas Di Lorenzo

Nicholas Di Lorenzo